

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old City Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Central Avenue, suite 328
(No. and Street)

Cedarhurst	NY	11516
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eytan Feldman (212) 671-1976
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 9th floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eytan Feldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old City Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public


MEGAN P EBERHARDT
Notary Public - State of New York
NO. 01EB6300127
Qualified in Nassau County
My Commission Expires Mar 31, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLD CITY SECURITIES LLC

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Commission
December 31, 2016
(Confidential Treatment Requested)

OLD CITY SECURITIES LLC

Index
December 31, 2016

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Old City Securities LLC

We have audited the accompanying statement of financial condition of Old City Securities LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Old City Securities LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 23, 2017

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

Old City Securities LLC
Statement of Financial Condition
As of December 31, 2016

Assets		
Cash	$	430,094
Fees Receivable		1,283,594
Other Assets		306
Total Assets	$	1,713,994
Liabilities		
Fees Payable	$	376,725
Accrued Expenses		71,451
Total Liabilities		448,176
Members' Capital		
Managing Member - 800 units outstanding		1,012,655
Other Member - 200 units outstanding		253,163
Total Members' Capital - 5,000 units authorized; 1,000 units issued and outstanding		1,265,818
Total Liabilities & Members' Capital	$	1,713,994

See accompanying notes to financial statements

OLD CITY SECURITIES LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2016

1. Nature of Business

Old City Securities LLC (the "Company") is a Limited Liability Company registered to do business in the state of New York on April 25, 2014. The capital structure of the Company consists of one class of common units. The Company is authorized to issue 5,000 units. Currently, 800 units have been issued and are outstanding for the managing member and 200 units have been issued and are outstanding for the other member. The Managing Member, Seth Damski, has the authority to issue additional units or create new classes of units. Liability of the Members is limited to their capital contribution to the Company.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital.

The Company is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2)(i). The Company is prohibited from carrying client accounts, or holding client funds or securities, or performing custodial duties.

The Company introduces accredited investors to hedge funds, long only funds and to the advisers to such funds, for which the Company receives fees. The Company also receives consulting fees.

The Company does not carry accounts for customers nor perform custodial functions related to securities.

2. Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the "Codification") is the single source of U.S. GAAP.

3. Use of Estimates in Preparing Financial Statements

The Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, expenses and their related disclosures to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates.

4. Fee Income and Expenses

The Company enters into selling agency, placement agency, solicitation and services agreements (the "Selling Agreements") with hedge funds, long only funds and the advisers to such funds. The Company seeks to introduce or refer prospective clients to such entities in return for a percentage of any fees earned by such entities from business resulting from the introduction. In certain instances, all or a portion of the revenue earned is in the form of a consulting fee. The services are performed by the registered representatives of the Company. All fee income is recorded when the services are provided and the income is reasonably determinable.

All of the fee income is earned from approximately 20 advisers. The top four advisers from which the Company received the most revenue represent 16.4%, 11.6%, 10.2% and 6.4% of total revenue for the year ended December 31, 2016.

A portion of the fee income, generally 90% of the income, is paid to the registered representatives of the Company pursuant to the applicable memoranda of understanding between such registered representative and the Company. The amounts paid to the registered representatives are recorded as fee expenses in the statement of operations. Fee expenses are recorded when fee income is earned by the Company and paid when the fee income is received by the Company.

Fees receivable represent the amounts due to the Company pursuant to the Selling Agreements. The Company uses the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of fees receivable. Based on historical collection experience and a review of current fees receivable, management believes all fees receivable will be collected. Accordingly, no allowance for doubtful accounts has been recorded as of December 31, 2016.

5. Cash

The company maintains its cash with Wells Fargo, N.A. In the event of the financial institution's insolvency, the Company's recovery of the cash on deposit may be limited to the account insurance or other protection afforded such deposits.

6. Income Taxes

The Company is a Limited Liability Company and is a disregarded entity for income tax purposes. The Internal Revenue Code ("IRC") provides that income or loss passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2016, management has determined that the Company has no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

6. Income Taxes (continued)

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level deemed to meet the "more-likely-than-not" threshold, would be recorded as an expense in the current year. The Company has elected an accounting policy to classify penalties and interest if any, as interest expense. The Company has concluded that there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2016. Since inception, the Company generally remains subject to examinations by U.S. federal and most state tax authorities.

7. Members' Capital

Income or loss is allocated to the Members in accordance with their respective Membership Units.

The Company considers whether membership units held by employees are considered members' capital or compensation arrangements based on the terms and conditions of the membership units. The terms and conditions of the membership units include call and put options which may result in the Company having the right or obligation to repurchase certain membership units. All membership units held by employees are accounted for as members' capital.

8. Related Party Transaction

Effective May 1, 2014, the Company entered into Management Services Agreements with Old City Partners LLC (OCP) and Old City Investment Partners LLC (OCIP). Under the terms of those agreements, OCP and OCIP agreed to make available to the Company facilities and administrative services. The Company reimbursed OCP and OCIP for rent based on the pro-rated square footage allocated to OCS plus a reasonable estimate of associated costs such as electricity, internet and phone services. These agreements were terminated effective December 31, 2016. During the year ended December 31, 2016, the Company reimbursed OCP and OCIP $8,057 for facilities used pursuant to leases that are on a month to month basis.

9. Concentration of Credit Risk

The Company maintains its cash balances in one financial institution. This balance is insured by the Federal Deposit Insurance Corporation ("FDIC") UP TO $250,000. Periodically, the balance in the account may exceed FDIC insured limits amount, but the Company monitors the creditworthiness of the financial institution as part of its risk assessment.

10. Pursuant to lease agreements, the Company pays rent for office space. The company recently entered into a 5 year lease agreement with a new landlord for new office space.

At December 31, 2016, future minimum lease payments under these lease agreements are as follows:

Year Ending December 31,	
2017	$161,476
2018	$166,320
2019	$171,310
2020	$176,449
2021	$181,743
Thereafter	$15,600
	$872,898

As of December 31, 2016, the Company is not subject to:

(a) Any commitment, contingency or guarantee that might result in a loss or a future obligation;
(b) Any claim of which the firm is aware as that might be asserted against it;
(c) With respect to (a) and (b), loss contingencies or guarantees as financial liabilities, reductions of net worth in its net capital computation or as components of aggregated indebtedness.

11. Guaranteed Payments to Members

During the year ended December 31, 2016, guaranteed payments of $ 179,313 were made to members for reasonable compensation in exchange for services rendered and they are accounted for as Company expenses rather than as an allocation of the Company's net income.

12. Net Capital Requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital of the greater of $5,000 or 6.66% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or distributions paid if the resulting net capital ratios would exceed 10 to 1). At December 31, 2016, the Company's net capital of $ 358,643 was $ 328,765 in excess of its required net capital of $ 29,878. The Company's ratio of aggregate indebtedness to net capital was 1.25 to 1 at December 31, 2016.

13. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of Representations and warranties and which provide general indemnifications. The maximum exposure ender these arrangements is unknown. The Company expects the risk of any future obligations under these indemnifications to be remote.

14. Subsequent Events

These financial statements were approved by management and available for issuance on February 23, 2017. Subsequent events have been evaluated through this date.